                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2004

                         O/2/MICRO INTERNATIONAL LIMITED

                 Grand Pavilion Commercial Centre, West Bay Road
                         P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands
                                 (345) 945-1110
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

        Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

        Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        82- N.A.

                                      INDEX
                          O2MICRO INTERNATIONAL LIMITED

                                                                        PAGE NO.
PART I    FINANCIAL INFORMATION

Item 1.   FINANCIAL STATEMENTS                                                 3

          CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2004 AND
          DECEMBER 31, 2003                                                    3

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
          INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2004 AND
          MARCH 31, 2003                                                       4

          CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS
          ENDED MARCH 31, 2004 AND MARCH 31, 2003                              5

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           6

Item 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OPERATIONS                                           12

Item 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK           13

PART II   OTHER INFORMATION

Item 1.   EXHIBITS                                                            14

          EXHIBIT INDEX                                                       15

          SIGNATURE                                                           16

PART I.   FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS

                O/2/MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                (In Thousand U.S. Dollars, Except Share Amounts)

                                                     March 31,     December 31,
                                                       2004            2003
                                                   ------------    ------------
                                                   (Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents                          $     59,929    $     66,489
Restricted cash                                           1,901           1,892
Short-term investments                                   64,158          53,923
Accounts receivable - net                                11,522           9,794
Inventories                                               8,139           9,613
Prepaid expenses and other current assets                 3,419           3,365
                                                   ------------    ------------
Total Current Assets                                    149,068         145,076
                                                   ------------    ------------

LONG-TERM INVESTMENTS                                     7,505           7,865
                                                   ------------    ------------

FIXED ASSETS - NET                                        4,841           4,880
                                                   ------------    ------------

OTHER ASSETS
Restricted assets - net                                  10,528          10,044
                                                   ------------    ------------
Other Assets                                              1,380           1,428
                                                   ------------    ------------
TOTAL ASSETS                                       $    173,322    $    169,293
                                                   ============    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes and accounts payable                         $      5,235    $      6,334
Income taxes payable                                      3,410           2,852
Accrued expenses and other current liabilities            4,999           5,380
                                                   ------------    ------------
Total Current Liabilities                                13,644          14,566
                                                   ------------    ------------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preference shares at $0.001 par value per share
  Authorized - 5,000,000 shares                               -               -
Ordinary shares at $0.001 par value per share
  Authorized - 95,000,000 shares
  Issued - 39,123,609 and 39,032,616 shares
   as of March 31, 2004 and December 31, 2003,
   respectively                                              39              39
Additional paid-in capital                              137,874         137,076
Accumulated other comprehensive loss                       (437)           (521)
Retained earnings                                        22,202          18,133
                                                   ------------    ------------
Total Shareholders' Equity                              159,678         154,727
                                                   ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $    173,322    $    169,293
                                                   ============    ============

    The accompanying notes are an integral part of the financial statements.

                O/2/MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                                   (Unaudited)
              (In Thousand U.S. Dollars, Except Per Share Amounts)

                                                        Three Months Ended
                                                             March 31
                                                   ----------------------------
                                                       2004            2003
                                                   ------------    ------------
NET SALES                                          $     22,196    $     19,341

COST OF SALES                                             9,400           8,384
                                                   ------------    ------------
GROSS PROFIT                                             12,796          10,957
                                                   ------------    ------------

OPERATING EXPENSES
Research and development                                  4,561           4,912
Selling, general and administrative                       4,259           4,319
                                                   ------------    ------------
Total Operating Expenses                                  8,820           9,231
                                                   ------------    ------------

INCOME FROM OPERATIONS                                    3,976           1,726
                                                   ------------    ------------

NON-OPERATING INCOME (EXPENSES)
Interest income                                             231             279
Impairment loss on long-term investments                      -             (11)
Gain on sale of long-term investments                       340               -
Foreign exchange gain                                       222              46
Other - net                                                   3             (83)
                                                   ------------    ------------
Total Non-operating Income                                  796             231
                                                   ------------    ------------

INCOME BEFORE INCOME TAX                                  4,772           1,957

INCOME TAX EXPENSE                                          566             270
                                                   ------------    ------------

NET INCOME                                                4,206           1,687

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries                     170            (256)
Unrealized gain (loss) on available-for-sale
 securities                                                 (86)             84
                                                   ------------    ------------
Total Other Comprehensive Income (Loss)                      84            (172)
                                                   ------------    ------------

COMPREHENSIVE INCOME                               $      4,290    $      1,515
                                                   ============    ============

EARNINGS PER SHARE:

Basic                                              $       0.11    $       0.04
                                                   ============    ============
Diluted                                            $       0.10    $       0.04
                                                   ============    ============

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)                                     39,054          38,091
                                                   ============    ============
Diluted (in thousands)                                   40,617          38,828
                                                   ============    ============

    The accompanying notes are an integral part of the financial statements.

                O/2/MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                           (In Thousand U.S. Dollars)

                                                        Three Months Ended
                                                             March 31
                                                       2004            2003
                                                   ------------    ------------
OPERATING ACTIVITIES:
Net income                                         $      4,206    $      1,687
Adjustments  to  reconcile  net income to net
 cash provided by operating activities:
   Depreciation and amortization                            688             602
   Amortization of stock options granted for
    services                                                 37              32
   Gain on sale of long-term investments                   (340)              -
   Deferred income tax assets                                58              69
   Impairment of long-term investments                        -              11
   Loss on sale of fixed assets                               -              66
   Changes in operating assets and liabilities:
      Accounts receivable - net                          (1,728)         (2,264)
      Inventories                                         1,474          (1,241)
      Prepaid expenses and other current assets            (145)           (370)
      Notes and accounts payable                         (1,099)            614
      Income taxes payable                                  558             185
      Accrued expenses and other current
       liabilities                                         (383)          1,649
                                                   ------------    ------------
Net Cash Provided by Operating Activities                 3,326           1,040
                                                   ------------    ------------

INVESTING ACTIVITIES
Receivables from employee cash advance                       37            (124)
Acquisitions of:
   Fixed assets                                            (498)           (717)
   Short-term investments                               (43,307)        (11,318)
   Long-term investments                                   (320)              -
(Increase) decrease in:
   Restricted assets                                       (484)         (2,373)
   Restricted cash                                           (9)            137
   Other assets                                             (72)           (363)
Proceeds from:
   Sale of short-term investments                        32,986          18,081
   Sale of long-term investments                          1,020               -
   Sale of fixed assets                                       -               1
                                                   ------------    ------------
Net Cash Provided by (Used in) Investing
 Activities                                             (10,647)          3,324
                                                   ------------    ------------

FINANCING ACTIVITIES:
Acquisitions of treasury stock                             (172)           (647)
Proceeds from exercise of stock options                     830              47
Payment of principal on capital leases                       (1)             (2)
                                                   ------------    ------------
Net Cash Provided by (Used in) Financing
 Activities                                                 657            (602)
                                                   ------------    ------------

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                 104            (248)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS                                              (6,560)          3,514

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD         66,489          69,334
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD         $     59,929    $     72,848
                                                   ============    ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest                             $          1    $          1
Cash paid for tax                                  $         16    $          8

NON-CASH INVESTING AND FINANCING ACTIVITIES
Convertible loans converted to long-term
 investments                                       $          -    $      1,750
Unrealized gain (loss) on short-term
 investments                                       $        (86)   $         84

    The accompanying notes are an integral part of the financial statements.

                O/2/MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

        The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in management's opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Form 20-F registration statement for the year ended December 31, 2003.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        a. Use of estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

        b. Recent accounting pronouncements not yet adopted

        In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities ("VIE") consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities (SPE's) are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and the adoption of FIN 46R did not impact the Company's financial statements.

3.   ACCOUNTS RECEIVABLE - NET

                                                     March 31,     December 31,
                                                       2004            2003
                                                   ------------    ------------
                                                   (Unaudited)
                                                          (In Thousands)

     Accounts receivable                           $     11,925    $     10,195
     Allowances for:
          Doubtful receivable                               (88)            (86)
          Sales returns and discounts                      (315)           (315)
                                                   ------------    ------------
                                                   $     11,522    $      9,794
                                                   ============    ============

4.   INVENTORIES

                                                     March 31,     December 31,
                                                       2004            2003
                                                   ------------    ------------
                                                    (Unaudited)
                                                          (In Thousands)

     Finished goods                                $      1,994    $      2,042
     Work-in-process                                      3,528           3,608
     Raw materials                                        2,617           3,963
                                                   ------------    ------------
                                                   $      8,139    $      9,613
                                                   ============    ============

5.   SHORT-TERM INVESTMENTS

        The following is a summary of available-for-sale securities:

                                                     March 31,     December 31,
                                                       2004            2003
                                                   ------------    ------------
                                                    (Unaudited)
                                                          (In Thousands)

     US treasury bills                             $     43,602    $     33,958
     Time deposit                                        10,612          10,611
     Foreign government bonds                             4,053           1,144
     Corporate bonds                                      5,866           8,185
     Others                                                  25              25
                                                   ------------    ------------
                                                   $     64,158    $     53,923
                                                   ============    ============

        Available-for-sale securities by contractual maturity are as follows:

                                                     March 31,     December 31,
                                                       2004            2003
                                                   ------------    ------------
                                                   (Unaudited)
                                                          (In Thousands)

     Due within one year                           $     61,267    $     52,752
     Due after two years                                  2,891           1,171
                                                   ------------    ------------
                                                   $     64,158    $     53,923
                                                   ============    ============

        The Company's gross unrealized gains and losses at March 31, 2004 were $160,000 and $97,000, respectively, and at December 31, 2003 were $196,000 and $47,000, respectively.

6.   LONG-TERM INVESTMENTS

                                                     March 31,     December 31,
                                                       2004           2003
                                                   ------------    ------------
                                                   (Unaudited)
                                                          (In Thousands)

     Cost method
       X-FAB Semiconductor Foundries AG            $      4,968    $      4,968
       360 Degree Web Ltd. (360 Degree Web)               1,070           1,750
       Etrend Hightech Corporation (Etrend)                 967             647
        GEM Services, Inc.                                  500             500
       Silicon Genesis Corporation                            -               -
                                                   ------------    ------------
                                                   $      7,505    $      7,865
                                                   ============    ============

        On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. After the conversion, the Company had a 35.2% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web's financing during 2003 and the ownership was diluted to 29.3% as of December 31, 2003. At December 31, 2003, one of the Company's directors serves as a director of 360 Degree Web. In addition, the Company does not actively participate in the decision-making process at 360 Degree Web. Management of 360 Degree Web owns more than 50% of the outstanding voting shares and 100% of the Series A voting preferred shares which has more characteristics of common stock than the other preferred shares. Therefore, the Company accounts for the investment under the cost method of accounting.

        In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. Upon completion of the transaction, the Company's ownership was reduced to 19.8%.

        The Company invested in Etrend's ordinary shares in December 2002 and July 2003. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company acquired 2,189,288 shares for $647,000, which represents approximately 12.5% ownership of Etrend. The Company invested additional $320,000 in Etrend's financing in March 2004 and the Company's ownership was reduced to 11.2% as of March 31, 2004.

7.   INCOME TAX

        The effective income tax rate for the three months ended March 31 was 11.9% in 2004 and 13.8% in 2003, respectively.

8.   EARNINGS PER SHARE

        The following table shows the calculation of basic and diluted earnings per share:

        All numbers in thousands except earnings per share

                                                        Three Months Ended
                                                             March 31
                                                   ----------------------------
                                                       2004            2003
                                                   ------------    ------------
                                                           (Unaudited)
     Basic earnings per share:

     Net income                                    $      4,206    $      1,687
                                                   ============    ============

     Weighted average shares outstanding - basic         39,054          38,091

     Earnings per share - basic                    $       0.11    $       0.04
                                                   ============    ============

     Diluted earnings per share:

     Net income                                    $      4,206    $      1,687
                                                   ============    ============

     Weighted average shares outstanding - basic         39,054          38,091

     Effect of dilutive securities:
        Options                                           1,563             737
        Warrants                                              -               -
                                                   ------------    ------------

     Weighted average shares outstanding - diluted       40,617          38,828
                                                   ============    ============

     Earnings per share - diluted                  $       0.10    $       0.04
                                                   ============    ============

9.   OBLIGATIONS UNDER CAPITAL LEASE

        The Company leases office space and certain equipment under non-cancellable operating lease agreements that expire at various dates through June 2006. The Company's office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. There are provisions in the lease that provides for a bargain purchase option upon the expiration of the lease. Capital lease obligations are secured by the related equipment and the total costs of the equipment under capital lease were both $165,000 as of March 31, 2004 and as of March 31, 2003. Accumulated amortization was $163,000 as of March 31, 2004 and $162,000 as of December 31, 2003, respectively.

        As of March 31, 2004, minimum lease payments under all operating leases were as follows:

                                                       Operating
                                                         Leases
                                                     --------------
     Year
                                                     (In Thousands)
     2004                                             $        952
     2005                                                      583
     2006                                                      113
     2007                                                        -
     2008                                                        -
                                                      ------------
     Total minimum lease payments                     $      1,648
                                                      ============

10.  RELATED PARTY TRANSACTIONS

        In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of March 31, 2004, $18,000 had been repaid.

11.  CONTINGENCIES

     Monolithic Power Systems, Inc. ("MPS"), a privately held company in Los Gatos, California, USA has alleged in a counterclaim that certain products of the Company infringe on two of MPS' patents. Litigation on such claim is pending in the United States District Court in the Northern District of California. Trial is currently scheduled for August 2004.

     While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

     The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations.

12.  SEGMENT INFORMATION

        The Company designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance and LCD products. The Company's integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources so the Company has one reporting segment.

        Net revenues from unaffiliated customers by geographic region are based on the customer's bill-to location and are as follows:

                                                        Three Months Ended
                                                             March 31,
                                                   ----------------------------
                                                       2004            2003
                                                   ------------    ------------
                                                          (In Thousands)
                                                            (Unaudited)
     Asia                                          $     22,191    $     19,340
     United States                                            5               1
                                                   ------------    ------------
                                                   $     22,196    $     19,341
                                                   ============    ============

        Long-lived assets consist of fixed assets and are based on the physical location of the assets at the end of each period.

                                                     March 31,     December 31,
                                                       2004            2003
                                                   ------------    ------------
                                                   (Unaudited)
                                                          (In Thousands)

     Taiwan                                        $      2,551    $      2,354
     United States                                        1,153           1,251
     Singapore                                              554             633
     People's Republic of China                             456             415
     Others                                                 127             227
                                                   ------------    ------------
                                                   $      4,841    $      4,880
                                                   ============    ============

        During the quarter ended March 31, 2004, one customer accounted for 10% or more of net revenues (10.4%). During the quarter ended March 31, 2003, three customers accounted for 10% or more of net revenues (20.3%, 10.7% and 10.1%).

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Operating and Financial Review and Prospects contained in the Company's Annual Report on Form 20-F (the "Annual Report").

OVERVIEW

        We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of integrated circuit products to customers in the computer, consumer electronics, industrial and communications markets.

        We utilize a "fabless" semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices or wafers at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

RESULTS OF OPERATIONS

        Net Sales. Net sales for the three months ended March 31, 2004 were $22.2 million, an increase of $2.9 million or 14.8% from $19.3 million for the three months ended March 31, 2003. The increase in net sales reflects increased unit shipments of our existing products as well as shipments of new products.

        Gross Profit. Gross profit for the three months ended March 31, 2004 was $12.8 million, an increase of $1.8 million or 16.8% from $11.0 million for the three months ended March 31, 2003. This increase in dollar amount was due to increased sales of products. We expect that our gross profit as a percentage of net sales will fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

        Research and Development Expenses. Research and development expenses for the three months ended March 31, 2004 were $4.6 million, a decrease of $351,000 or 7.1% from $4.9 million for the three months ended March 31, 2003. This decrease was primarily due to re-arrangement of several shuttle runs or shared engineering test wafers.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses for the three months ended March 31, 2004 were $4.3 million, a decrease of $60,000 or 1.4% from $4.3 million for the three months ended March 31, 2003. This decrease in absolute dollar amount was primarily due to decreased expenses relating to intellectual property protection activities offset by the hiring of additional personnel, traveling, and other expenses associated with the hiring of additional personnel. We expect that selling, general and administrative expenses will continue to increase in dollar amount for the foreseeable future.

        Non-operating Income-net. Non-operating income-net for the three months ended March 31, 2004 was $796,000, an increase of $565,000 from $231,000 for the three months ended March 31, 2003, primarily reflecting an increase in gain on sale of long-term investments and foreign exchange gain.

        Income Taxes. Income tax expenses for the three months ended March 31, 2004 was $566,000, an increase of $296,000 from $270,000 for the three months ended March 31, 2003. The effective income tax rate for three months ended March 31, 2004 was 11.9% and 13.8% for the three months ended March 31, 2003. The effective rate was lower for the three months ended March 31, 2004 primarily due to the sales mix in different countries.

        Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due, among other things, to competitive pressures on selling prices; the volume of product sales; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; changes in product mix; product pricing from foundries; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers' products. Our results of operations may also fluctuate in the future based on a number of factors, including but not limited to, those listed above, general business conditions in the semiconductor industry; general economic conditions; currency fluctuations; the availability of foundry capacity and raw materials, and our ability to expand and implement our sales and marketing programs. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

LIQUIDITY AND CAPITAL RESOURCES

        On March 31, 2004, we had $149.1 million in total current assets, including $59.9 million in cash and cash equivalents and $64.2 million in short-term investments. Our operating activities provided $3.3 million cash during the three months ended March 31, 2004. Additionally, our investing activities used cash of $10.6 million in the three months ended March 31, 2004 and our financing activities provided cash of $657,000 in the three months ended March 31, 2004. We expect our operating activities will continue to generate additional cash but we expect to continue to deposit more cash in the Taiwan courts for preliminary injunctions and provisional attachment actions. In May 2004, we purchased the 37,180 square foot building in Santa Clara, California housing our California operations. The purchase price was approximately $4.6 million.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This Form 6-K contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include statements relating to our future gross profits, research and development expenses and selling, general and administrative expenses. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry's actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. Such risks and uncertainties include the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses. These factors also include, among other things, those risks outlined in our filings with the Securities and Exchange Commission, including our Annual Report, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

        We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

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

Interest Rate Risk

        Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our investments in US treasury bills, time deposits, government and corporate bonds.

        We maintain an investment portfolio consisting mainly of fixed income securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at March 31, 2004, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

        The table below provides information about our financial instruments whose maturity dates are greater than three months as of March 31, 2004.

                                                           EXPECTED MATURITY DATES
                                    --------------------------------------------------------------------------
                                                                                            TOTAL
                                                                               2008 AND    CARRYING     FAIR
                                      2004      2005      2006      2007      THEREAFTER    VALUE       VALUE
                                    --------  --------  --------  ---------   ----------  ----------  --------
                                                               (in thousands)
 US Treasury Bills
    Fixed rate (US$)...............   43,602        -          -          -            -      43,602    43,602
 Government Bonds:
    Fixed rate (US$)...............    1,189        -      5,251      6,784        1,616      14,840    14,840
 Time Deposits:
    Fixed rate (US$)...............   11,893        -          3          -            -      11,896    11,896
 Corporate Bonds
    Fixed rate (US$)...............    5,866        -          -          -            -       5,866     5,866

Foreign currency risk

        Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets and accounts payable, exist in non-U.S. dollar denominated currencies such as New Taiwan Dollar, which are sensitive to foreign currency exchange rate fluctuations. As of March 31, 2004, we held approximately $15.3 million in government bonds, certificates of deposits, time deposits and demand accounts denominated in New Taiwan Dollars.

        We have not engaged in hedging techniques designed to mitigate foreign currency exposures and we may experience economic loss as a result of foreign currency exchange fluctuations. In the three month period ended March 31, 2004, we experienced gains of $222,000 due to foreign currency exchange fluctuations, which are reflected in the results of operations

PART 2.     OTHER INFORMATION

ITEM 1.     EXHIBITS

        (a) Exhibits:

        The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

        (b)

                                  EXHIBIT INDEX

   Exhibit
    Number                      Exhibit Title
---------------     -------------------------------------    ---------------
      99                        Press Release

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              O/2/ MICRO INTERNATIONAL LIMITED


Date:  June 16, 2004                                  /S/  STERLING DU
                                              ----------------------------------
                                              Name:  Sterling Du
                                              Title: Chief Executive Officer